UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: State Farm Variable Product Trust

3.	Securities and Exchange Commission File No.: 811-08073

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

State Farm Variable Product Trust

One State Farm Plaza

Bloomington, IL 61710-0001

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David Moore, Assistant Secretary

One State Farm Plaza

Bloomington, IL 61710-0001

(309) 766-1908

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-l and 31a-2 under the Act [17 CFR 270.31a-l, 31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 3la-2 for the periods specified in those rules.

(a) State Farm Investment Management Corp. (“SFIMC”)

One State Farm Plaza

Bloomington, IL 61710-0001

(309) 766-1908

As the Registrant’s transfer agent, SFIMC is responsible for maintaining share transaction and other shareholder records.

As Registrant’s investment adviser and administrator, SFIMC is responsible for maintaining documents relating to the Registrant’s business which form the basis for the Registrant’s audited financial statements. With respect to portfolio transactions for which SFIMC is responsible, SFIMC maintains the following records: journals, containing an itemized daily record and detail of all purchases and sales of securities, including all receipts and disbursements of cash and all other debits and credits; ledger accounts for each broker-dealer bank or other person with or through which transactions in portfolio securities are effected, showing each purchase or sale of securities with or through such persons; and a record of each brokerage order given by or in behalf of the Registrant for, or in connection with, the purchase or sale of securities, whether executed or unexecuted. SFIMC maintains for the Registrant records with respect to the Registrant’s charter, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1 under the Investment Company Act of 1940 [17 CFR 270.38a-1], and those records that SFIMC is required to maintain under the Investment Advisers Act of 1940.

(b) State Street Bank & Trust Company (“SSBTC”)

200 Clarendon Street

Boston, Massachusetts 02116

(617) 662-4325

(c) JP Morgan Chase Bank (“JPM”)

North American Insurance Securities Services

3 Chase MetroTech Center, fifth floor

Brooklyn, New York 11245

(212) 623-1323

As the Registrant’s custodians, SSBTC and JPM maintain records with respect to the Registrant’s securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the custodian.

(d) BlackRock Fund Advisors

400 Howard Street

San Francisco, California 94105

(415) 597-2774

(e) Bridgeway Capital Management, Inc.

5615 Kirby Drive, Suite 518

Houston, Texas 77005-2448

(832) 204-8191

(f) Westwood Management Corp.

200 Crescent Court

Dallas, Texas 75201

(214) 756-6945

(g) Marsico Capital Management, LLC

1200 17th Street, Suite 1600

Denver, Colorado 80202

(303) 454-5678

(h) Northern Cross, LLC

125 Summer Street, 14th Floor,

Suite 1470

Boston, Massachusetts 02110

(617) 951-0004

As the Registrant’s sub-advisers, BlackRock Fund Advisers, Bridgeway Capital Management, Inc., Westwood Management Corp., Marsico Capital Management, LLC and Northern Cross, LLC are responsible for maintaining the following records with respect to portfolio transactions for which the sub-adviser is responsible: journals, containing an itemized daily record and detail of all purchases and sales of securities; ledger accounts for each broker-dealer bank or other person with or through which transactions in portfolio securities are effected, showing each purchase or sale of securities with or through such persons; and a record of each brokerage order given by or in behalf of the Registrant for, or in connection with, the purchase or sale of securities, whether executed or unexecuted.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

(a)	State Farm Investment Management Corp.

One State Farm Plaza

Bloomington, Illinois 61710-0001

(b)	BlackRock Fund Advisors

400 Howard Street

San Francisco, California 94105

(c)	Rainier Investment Management, LLC

601 Union Street

Seattle, Washington 98101

(d)	Bridgeway Capital Management, Inc.

5615 Kirby Drive, Suite 518

Houston, Texas 77005-2448

(e)	Westwood Management Corp.

200 Crescent Court

Dallas, Texas 75201

(f)	Marsico Capital Management, LLC

1200 17th Street, Suite 1600

Denver, Colorado 80202

(g)	Northern Cross, LLC

125 Summer Street, 14th Floor,

Suite 1470

Boston, Massachusetts 02110

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

State Farm VP Management Corp.

One State Farm Plaza

Bloomington, Illinois 61710-0001

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☒ Yes              ☐ No

If Yes, for each UIT state:

Name(s): State Farm Life Insurance Company Variable Life Separate Account

File No. : 811-08013

Business Address: One State Farm Plaza, Bloomington, Illinois 61710-0001

Name(s): State Farm Life Insurance Company Variable Annuity Separate Account

File No. : 811- 08001

Business Address: One State Farm Plaza, Bloomington, Illinois 61710-0001

Name(s): State Farm Life & Accident Assurance Company Variable Life Separate Account

File No. : 811- 09017

Business Address: One State Farm Plaza, Bloomington, Illinois 61710-0001

Name(s): State Farm Life and Accident Assurance Company Variable Annuity Separate Account

File No. : 811- 08831

Business Address: One State Farm Plaza, Bloomington, Illinois 61710-0001

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes              ☐ No

If Yes, state the date on which the board vote took place:

May 23, 2018

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes              ☐ No

If Yes, state the date on which the shareholder vote took place:

September 14, 2018.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes               ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: October 29, 2018

(b)	Were the distributions made on the basis of net assets?

☒ Yes              ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes               ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes              ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes              ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes               ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes              ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes              ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes              ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes              ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $267,004.07

(ii)	Accounting expenses: $74,978.07

(iii)	Other expenses: (list and identify separately):

Proxy Solicitation and Tabulation	$1,035,335.22
Prospectus Supplements and Regulatory Filings	$49,507.81
Directors fees	$125,118.72

Total	$1,209,961.75

(iv)	Total expenses (sum of lines (i) - (iii) above): $1,551,943.89

(b)	How were those expenses allocated?

Not applicable (all expenses were paid by the investment adviser)

(c)	Who paid those expenses?

State Farm Investment Management Corp., investment adviser to State Farm Variable Product Trust

(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable (no unamortized expenses)

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☒ Yes              ☐ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed: File No. 811-08073 and the Form N-8F was filed December 21, 2018.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☒ Yes              ☐ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

The State Farm Variable Product Trust Large Cap Equity Index Fund (“Large Cap Equity Index Fund”) is a defendant in the case In Re: Tribune Company Fraudulent Conveyance Litigation, multi-district litigation in Federal District Court in the Southern District of New York.

In April 2007, the Tribune Company Board of Directors approved a bid by Sam Zell to acquire Tribune Company through a leveraged buyout (“LBO”), which was designed as a single transaction that would be implemented in two steps. The purpose of the LBO was to convert Tribune Company to a private company. The first step occurred on June 4, 2007, when Tribune Company paid shareholders $4.3 billion for 52 percent of the outstanding stock. The second step occurred on December 20, 2007, when shareholders were paid approximately $4 billion for the remaining stock. If the plaintiffs prevail in this case, their recovery will go to Tribune Company creditors who have not been fully repaid because of the bankruptcy.

The litigation involves plaintiffs seeking to recover all transfers received by Tribune Company shareholders in the LBO. Plaintiffs allege the transfers to shareholders were fraudulent, that Tribune Company management engaged in misconduct in connection with the LBO and that the LBO damaged Tribune Company ultimately forcing it to file for bankruptcy in December 2008.

The plaintiffs’ claims have been dismissed and they are appealing those dismissals. On March 27, 2019, the Federal District Court agreed to allow the plaintiffs to file a motion to amend their complaint to add constructive fraudulent conveyance claims under federal law against the shareholder defendants. On April 23, 2019, the Federal District Court rejected the plaintiffs’ motion to amend the complaint, so all claims against shareholder defendants continue to be dismissed.

The Large Cap Equity Index Fund received $128,588 only in step 2 of the LBO. Prior to its reorganization, the Large Cap Equity Index Fund did not accrue a liability related to the Tribune Company litigation. Large Cap Equity Index Fund believes that the Federal District Court was correct in dismissing the plaintiffs’ claims in the Tribune Company litigation.

Given the relatively small amount at stake for the Large Cap Equity Index Fund in the Tribune Company litigation ($128,588) and given that fact that all of the plaintiffs’ claims have been dismissed, the Registrant did not disclose the facts surrounding the dispute in the Registrant’s proxy statement related to the proposal to reorganize the Registrant’s Large Cap Equity Index Fund into the BlackRock S&P 500 Index VI Fund, a series of BlackRock Variable Series Funds, Inc.

The BlackRock S&P 500 Index VI Fund is not the successor to any potential liability resulting from the Tribune Company litigation.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes              ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: See the chart below:

Target Funds	Surviving Funds
State Farm Variable Product Trust Bond Fund	BlackRock Total Return VI Fund, a series of BlackRock Variable Series Funds II, Inc.
State Farm Variable Product Trust International Equity Index Fund	BlackRock International Index VI Fund, a series of BlackRock Variable Series Funds, Inc.
State Farm Variable Product Trust Large Cap Equity Index Fund	BlackRock S&P 500 Index VI Fund, a series of BlackRock Variable Series Funds, Inc.
State Farm Variable Product Trust Money Market Fund	BlackRock Government Money Market VI Fund, a series of BlackRock Variable Series Funds, Inc.
State Farm Variable Product Trust Small Cap Equity Index Fund	BlackRock Small Cap Index VI Fund, a series of BlackRock Variable Series Funds, Inc.
State Farm Variable Product Trust Stock and Bond Balanced Fund	BlackRock iShares® Dynamic Allocation VI Fund, a series of BlackRock Variable Series Funds, Inc.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

File number: BlackRock Variable Series Funds, Inc. 811-03290; BlackRock Variable Series Funds II, Inc. 811-23346

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File number: 333-225643 (for BlackRock Variable Series Funds, Inc.); 333-225645 (for BlackRock Variable Series Funds II, Inc.)

Form type: 497

Date of filing: August 14, 2018

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of State Farm Variable Product Trust, (ii) he is the President and Chairperson of the Board of State Farm Variable Product Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Signature:

/s/ Joe R. Monk, Jr.
Name: Joe R. Monk Jr.
Title: President and Chairperson of the Board